UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2026
Commission File Number: 001-40805
VersaBank
(Exact name of registrant as specified in its charter)
140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 23, 2026, VersaBank issued a press release titled "VersaBank to present at the Digital Asset Virtual Investor Conference on January 27, 2026, at 10:30 AM ET", a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.
The information in this Form 6-K (including Exhibit 99.1) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERSABANK

Date: January 23, 2026	By:	/s/ Brent T. Hodge
Name: Brent T. Hodge
Title: Global SVP & General Counsel

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated January 23, 2026 titled "VersaBank to present at the Digital Asset Virtual Investor Conference on January 27, 2026, at 10:30 AM ET".